Roundy’s, Inc.

875 East Wisconsin Avenue

Milwaukee, Wisconsin 53202

January 17, 2014

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mara Ransom

Dietrich A. King

Dean Brazier

Re:	Roundy’s, Inc.

Registration Statement on Form S-3

SEC File No. 333-192803

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Roundy’s, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-192803), as amended (the “Registration Statement”), to 4:00 p.m. Eastern Time, on Wednesday, January 22, 2014, or as soon thereafter as practicable. The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

January 17, 2014

Please contact Robert Goedert of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-7317, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

ROUNDY’S, INC.

By:	/s/ Edward G. Kitz
Name:	Edward G. Kitz
Title:	Group Vice President — Legal, Risk & Treasury and Corporate Secretary

cc:	Dennis M. Myers, P.C.

Robert Goedert

Kirkland & Ellis LLP